A Compelling Investment Opportunity...

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Contents

Chairman’s Report	10
Chief Executive Officer’s Report	11
Board of Directors	18
Management Team	20
Corporate Governance Statement	22
Management’s Discussion and Analysis	32
Management’s Responsibility for Financial Reporting	42
Auditors Report	43
Consolidated Financial Statements	44
Notes to the Consolidated Financial Statements	48
Corporate Directory	IBC

Early Cheal revenue

Discovery of Douglas field

US$23million debt facility established

Promising options for commercialising Stanley gas

Commencement of Cheal permanent production facilities

Acquisition of further interests in key permits

Chairman’s Report

Dear Shareholders

December 2006 marked the end of a year of significant change for your company as the Board moved to implement a number of programmes - these will provide the foundation for establishing a sustainable oil and gas exploration and production business.

During the year the overall vision, goal and strategy for the Company was redefined. We have a vision of becoming the New Zealand E&P company; our goal is to create shareholder wealth; and we have put in place a strategy to deliver these outcomes.

We now have a clear understanding of our asset base. We understand the importance of the delivery of the Cheal oil field, not just as the Company’s first significant source of revenue but in the wider context of our credibility; we understand the development options we have and how they could become significant sources of revenue in the short to medium term; we understand where it is we want to take our exploration strategy; and we understand the importance of seizing opportunities to grow our asset base through acquisition. On the softer side, we understand the need to grow our organizational capability if we are to achieve our objectives.

From an operational perspective, the key initiative in 2006 has been to commence the development of the Cheal oil field. We expect Cheal to come on stream fully in mid-2007. This event, coupled with the resultant cash flows, will mark a new beginning for our company: the implementation of a development-led strategy that will establish a sustainable oil and gas production profile, and hence cash flow.

While the results of the Heaphy-1 exploration well onshore Taranaki were disappointing, the same cannot be said of the results of the Douglas-1 exploration well drilled in Papua New Guinea. We are fortunate to have discovered a significant gas resource in the foreland basin on which a large scale gas gathering scheme could be established in the medium term. In the meantime, work has proceeded on progressing the Kahili and Cardiff discoveries, both in New Zealand, and the Stanley gas discovery in Papua New Guinea, towards commercialization.

The Board implemented two significant initiatives to underpin further the company’s financial platform: a $6 million share placement followed by the establishment of a $23 million debt facility. These enabled the acquisition of Arrowhead Energy Limited and the capital expenditure on the Cheal oil field development to be secured.

2007 will be an important year as the company moves to deliver on its strategy.

David Newman
Chairman

March 28, 2007

Chief Executive Officer’s Report

Rick Webber Chief Executive Officer- Mt Taranaki

Our strategy for realizing our vision and achieving the over-arching goal we have set is to build a platform for supporting growth into the future. Our E&P platform, or “stool” as we have referred to it from time to time, has four legs: production, development, exploration, and merger and acquisition activities. We review our 2006 operations in this context.

PRODUCTION

NEW ZEALAND

Cheal

Extended production testing of the Cheal wells using temporary test production facilities, which had ceased in December 2005, re-commenced on July 25, 2006. During 2006, a total of 28,352 barrels of oil (100%) was produced at rates varying between 190 and 300 barrels of oil per day. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy; the gas produced in association with crude oil production was used to generate electricity for on-site use or export.

During the second quarter of 2006, a plan for the development of the Cheal oil field was prepared and submitted to the joint venture participants for their approval. At the same time an application for a mining permit over the field was submitted to Crown Minerals for approval. Subsequent to approvals given by the joint venture participants and the granting by Crown Minerals of a mining permit, development of the Cheal oil field commenced.

The field development plan contemplates the construction of production facilities having an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day located at the Cheal A site, receiving, processing and handling raw production from up to nine development wells located at both the existing Cheal A site and from a second site, Cheal B, located a kilometre or so to the north. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required.

The Petroleum Mining Permit (PMP 38156) covering the Cheal oil field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves.

Development of the northern portion of the field from the Cheal B site commenced in late July 2006. By the end of the year, four wells had been drilled, three of which were completed as producers in early 2007. The fourth well, Cheal B4, was an exploration well which targeted Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. While the results at the Moki level were disappointing, the well did confirm the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels and as such increases our confidence in the resource potential of the north western extension of the Cheal Oil Field. The results of the 3D seismic survey carried out over the field in 2006 are being used to determine the optimum bottom hole locations for further Cheal development wells.

Construction of the production facilities continues on the A site and all three 2000 barrel oil storage tanks and both 400 barrel water storage tanks have been installed. The plant is expected to be mechanically complete in the second quarter of 2007. Negotiation of the commercial arrangements for the transportation, processing and sale of both crude oil and gas production are underway.

Full production of approximately 1,900 barrels per day (100%) is expected to be achieved in quarter 3, 2007.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal field. A Sproule International Ltd report dated December 31, 2006, estimates total Proven Reserves in Cheal at 1.607 million barrels (100%).

DEVELOPMENT

NEW ZEALAND

Kahili

Production from the Tariki sandstone in the Kahili field, located in PMP 38153, has been suspended since November 2004. Infill seismic data suggests that the crest of the structure is some 100 metres higher and lies to the north-east of the existing Kahili 1A/B well. There remains therefore the prospect that Kahili contains considerable updip potential and we intend to test this hypothesis by drilling a new well, Kahili 2, in the third quarter of 2007. As production facilities are already established in the field, production will be able to be achieved with minimal delay.

NEW PLYMOUTH
HAWERA

Taranaki Basin Drilling Permits

AUSTRAL PERMIT GAS FIELD OIL FIELD

The Company increased its interest in the Kahili field in Q4 2006 through its acquisition of Arrowhead Energy Limited, from 60% to 85%.

Cardiff

A series of flow and pressure build-up tests on the McKee sandstone formation in the Cardiff 2A well conducted in the second quarter of 2006 indicated an improvement in well productivity. This was reflected in flow rates which have at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff field.

The next step is to secure a definitive test of the bottom zone, the K3E reservoir interval. In preparation for this, the joint venture participants have requested specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies which have been undertaken, will enable them to determine the optimum testing programme for the K3E interval. This work programme is likely to entail either a sidetrack from the Cardiff 2Awellbore or the drilling of a new well.

No reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimated probabilistic ‘resource in place in reservoir’ associated with the Cardiff structure as having 50% (10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves, which are by definition those quantities deemed economically recoverable to surface, which have yet to be determined. The resource estimates are made at equivalent surface temperature and pressure.

The Company is the operator of, and holds a 25.1% share in, the Cardiff field.

PAPUA NEW GUINEA

Stanley

We are actively progressing plans to commercialise the hitherto stranded Stanley gas resource located in Petroleum Retention Lease (“PRL”) 4 in Papua New Guinea. The Stanley-1 well was drilled in 2001. The interpretation of the wireline logs indicated a gas column of 10 metres in the Toro sandstone formation between 3125 metres and 3135 metres. The well was suspended, given the absence of a readily identifiable market for the gas at that time. The resource, estimated at 88 billion cubic feet of gas and 2.2 million barrels of condensate, was not flow-tested, although the then operator, Santos, estimated that it could deliver 15-25 million cubic feet per day of gas together with some 600 barrels per day of condensate.

We are currently assessing the technical and commercial viability of producing and selling Stanley gas for power generation in the Western Province of Papua New Guinea, with the Ok Tedi copper mine, located some 90 kilometres from the Stanley gas field, being the principal customer.

Austral Pacific’s wholly-owned subsidiary Austral Pacific Energy (PNG) Limited (formerly called Trans-Orient Petroleum (PNG) Ltd) holds a 28.92% interest in PRL 4 and is the operator. PRL 4 is due for renewal, but delays have occurred in this process. The Company remains committed to the potential of this area, and is vigorously pursuing renewal.

Douglas

In the second half of 2006, we engaged Upstream Petroleum to undertake a pre-feasibility study designed to evaluate the options for commercialising our Douglas gas discovery in Papua New Guinea. Austral Pacific has a 35% interest in Petroleum Prospecting Licence (“PPL”) 235.

The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery, and identifies several potentially economically viable options. Two of these options, a major longer term market and another smaller scale but more immediate commercialisation opportunity, are now being actively pursued.

EXPLORATION

The Company continues to evaluate its exploration portfolio to identify high impact prospects for drilling. The permit areas in which the Company has an interest contain a number of promising leads and prospects.

NEW ZEALAND

Our exploration strategy in New Zealand is to focus on shallow Miocene oil plays, targeting the Moki, Mt Messenger and Urenui sandstones, and on deeper Eocene gas condensate plays, targeting the Kapuni sandstones.

The Company participated in the Heaphy-1 exploration well in onshore Taranaki, New Zealand during the first quarter of 2006. The well was drilled to a depth of 1,450m (4,760 feet) and encountered good reservoir quality sandstones at the predicted target levels. However, due to the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well.

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing plan at Cardiff.

A survey to acquire 483 kilometres of 2D seismic within the offshore Canterbury permit PEP38258 was undertaken in the second quarter. The data has been processed and interpreted. The prospectivity within the permit, particularly that of the Whaler prospect, was assessed using the results of the survey together with the results of the nearby, unsuccessful Cutter exploration well drilled in late 2006. The results were not as promising as originally anticipated, and the Company surrendered this permit in early 2007.

PAPUA NEW GUINEA

The Douglas-1 exploration well in PPL 235, which tested a large, seismically defined structure in the foreland area of the proven productive Papuan Basin, was drilled in the second quarter of 2006. Primary reservoir targets for the well were the Jurassic aged Alene, Toro and intra Imburu sandstones.

The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The excellent results obtained from the drilling record, wireline logs and in particular from the Multi-Formation Tester, indicated that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content. While we had initially considered conducting flow testing on the Douglas-1 well, given the logs and MFT as well as the knowledge obtained from data from nearby wells, we believed we have a sound understanding of the envelope within which the formation and fluid properties lie, such that incurring the costs of flow testing was not warranted at that time.

The drilling and wireline logging results have been fully evaluated and the conclusion drawn is that the Douglas well appears to be an exciting gas discovery with a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometres. The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence.

By way of immediate follow-up to the discovery, a 2D seismic survey was undertaken within the permit. The data so acquired confirmed drilling locations on the northern sector of the Douglas Gas Field and also have identified the nearby Puk Puk prospect as being a valid exploration drilling target of good size. Further specialised seismic processing is now being conducted to identify if it can be used to predict the presence of hydrocarbons in reservoir elsewhere on Douglas and in the Puk Puk prospect, as was the case at the Douglas-1 well.

The Company operated this permit during the drilling phase, but transferred operatorship to its joint venture participant, Rift Oil plc (65% interest), in Q3 2006, pursuant to the original farm-in deal with Rift. A new permit, PPL 261, adjacent to the PPL 235 area, in which Austral Pacific holds a 50% interest with Rift, was awarded in late 2006.

MERGER & ACQUISITION

TAP OIL

The Company increased its exploration acreage within the first quarter through an agreement with Tap Oil to acquire a number of their New Zealand permit interests and assorted drilling and completion inventory. The Company already had an interest in seven of the nine areas, and in particular increasing its interest in the Kahili field from 45% to 60%.

ARROWHEAD ENERGY LIMITED

On October 18, 2006 the Company signed an agreement to acquire the shares of Arrowhead Energy Limited, a privately held New Zealand oil and gas exploration and production company, for $11.0 million. Arrowhead Energy Limited’s principal assets were a 33% interest in the Cheal oil field (PMP 38156), a 33% interest in the surrounding exploration permit (PEP 38738-01) and a 25% interest in the Kahili mining permit (PMP 38153).

Papua New Guinea Drilling Permits

AUSTRAL PERMIT PROSPECTS GAS FIELD OIL FIELD

Economic ownership of the permits passed to the Company on October 19, 2006 and settlement occurred in December 2006.

The Company raised $6.5 million through the private placement of 5,007,000 shares at a price of $1.30. No share warrants were attached to the shares. Approximately $3.9 million of this was used as a prepayment of settlement of the Arrowhead Energy Limited acquisition, with the balance being retained for working capital purposes.

The Company secured a US$23 million loan facility in order to complete the Arrowhead Energy Limited acquisition, complete the Cheal development, and fund future work programmes. The loan facility, for a term of 4 years at commercial lending rates, was arranged and underwritten by Investec Bank (Australia) Limited. Under the terms of the loan, the Company issued Investec 2.5 million common share purchase warrants. The warrants are exercisable for 24 months at a price of $2.11 per common share.

The Arrowhead Energy Limited acquisition is of strategic importance to the Company as it means our share in the cornerstone Cheal oil field development has risen from 36.5% to 69.5% while our share in the Kahili gas/condensate field has risen from 60% to 85%. This acquisition effectively doubles the resource base of the Company, leading to an overall strengthening of the Company’s value and balance sheet.

LOOKING AHEAD

With our vision, goal and strategy in place, our work programme for 2007 is all about executing our strategy. 2007 will be a seminal year for your Company.

Rick Webber
President & Chief Executive Officer

March 28, 2007

Board Of Directors

Mr. David Newman Chairman	Mr. Newman was appointed to the Board in September 2003. Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 – 1994).

Mr. Newman has served as a director of a number of listed and unlisted companies and is currently chairman of Infratil Limited, Wellington International Airport Limited and Loyalty New Zealand Limited. Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited.

Mr. Richard Webber CEO, President	Mr. Webber was appointed as Chief Executive Officer and President of the Company in February 2006 and a Director in March 2006. He holds a B.Sc. and an M.Sc.(Hons) in physics and has 30 years experience in the international oil and gas industry having worked for BP, Schlumberger and Fletcher Challenge Energy. Mr. Webber has held technical, commercial, and executive roles in the Middle East, the Far East, the United Kingdom, Australia, Papua New Guinea and New Zealand.

Dr. Douglas Ellenor	Dr. Ellenor was appointed to the Board in January 2006. He holds a BSc (Hons) (Queen’s University, Kingston) and PhD (University of New England, Australia), both in Geology. He has over 35 years experience in the exploration and production industry, spending 25 years with the Royal Dutch/Shell Group in Australasia, Europe and North and South America.

Dr. Ellenor joined the board of recently listed L&M Petroleum Ltd (NZSX, ASX: LMP) as a non-executive member in September 2006. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Dr. Peter Hill	Dr. Hill was appointed to the Board in January 2006. He holds a B.S. Degree in Geology from Southampton University, England, and a shared Doctorate of Philosophy in Sedimentology from Southampton University and Trinity College, Ireland. Dr. Hill has over 35 years experience in the exploration and production industry spending 22 years with British Petroleum in a range of senior positions in Australia, Egypt, New Zealand, the North Sea and South America. Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Ronald Bertuzzi	Mr. Bertuzzi was a member of the Board from October 1992 to October 1996 and was re-appointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and worked in the medical sales and product development industries until his retirement.

Mr. Bernhard Zinkhofer	Mr. Zinkhofer was a member of the Board from March 2001 to July 2005. He is nominated for election at the Annual Meeting of the Company in April 2007. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LLB-1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992 and provides legal counsel to the Company in that capacity.

He is currently corporate secretary to two public companies in Canada – Great Basin Gold Ltd. and Inviro Medical Inc.

Management Team

Mr. Bruce McGregor Chief Financial Officer	Mr. McGregor is a Chartered Accountant, a member of the Institute of Chartered Accountants of New Zealand and a member of the Institute of Directors in New Zealand. He joined the company as Chief Financial Officer in April 2005 having previously worked for Methanex New Zealand, Fletcher Challenge Energy and Royal Dutch/Shell in various accounting, finance and commercial roles. He left the Company in February 2007.

Ms Jeanette Watson Company Secretary	Ms. Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, New Zealand and is qualified as a lawyer. She has practised commercial and corporate law in New Zealand and the United Kingdom, in large law firms and as a member of the in-house legal team of the British Coal Corporation.

Mr. Joseph Johnston Petroleum Engineering Manager	Mr. Johnston holds a B.Sc. (Hons) in Geology and Maths from Glasgow University and an M Eng in Petroleum Engineering from Heriot Watt University in Scotland. Prior to joining the Company in December 2005, Mr. Johnston worked as an independent consultant for many companies for 9 years on drilling, production and reservoir engineering projects in NZ, Australia and Thailand. For the 9 years prior to that, he worked as a drilling and reservoir engineer for New Zealand Oil & Gas Ltd on projects in NZ, Australia and Papua New Guinea. He started his career working on both onshore and offshore rigs for various service companies in the UK and Norwegian sectors of the North Sea, Egypt and Spain.

Mr Carey Mills Exploration Manager	Mr. Mills graduated from Victoria University of Wellington with an M.Sc. (Hons) in Geology in 1988. Prior to joining Austral Pacific, he worked as a petrophysicist for Esso on fields in Australia and Papua New Guinea. Mr. Mills has also worked as a geophysicist for New Zealand Oil & Gas Ltd and as a consultant geologist in Angola, Timor Sea, offshore Trinidad, and on Sakhalin Island in Far Eastern Russia.

Mr Warren Player Manager, Joint Venture and Government Relations	Mr. Player has a B.Sc. (Geology) from Victoria University of Wellington and a Post-Graduate Diploma in Engineering Geology from the University of Canterbury, New Zealand. Prior to joining the Company in May 2006, Mr. Player worked for Crown Minerals (the government agency responsible for the management of New Zealand’s petroleum resource) for 10 years. During his time with Crown Minerals, Mr. Player held a variety of roles including Senior Geologist and Principal Technical Advisor and was most recently responsible for the management of the bidding rounds and the negotiation of the terms for the award of petroleum mining permits. Prior to joining Crown Minerals, Mr. Player worked as a geologist for mining and petroleum companies in New Zealand, Australia and the United Kingdom.

Corporate Governance Statement

This statement gives readers an overview of the Company’s main corporate governance practices and policies, as adopted or followed by the Board. The Company is governed by the Company’s Articles, the Policies of its home exchange - the TSX Venture Exchange (TSX-V), some of the listing rules of the New Zealand Stock Exchange (NZSX Rules), and the requirements of the American Stock Exchange (AMEX), relevant provincial Canadian Securities Commissions, the U. S. Securities and Exchange Commission and the New Zealand Securities Commission, as well as British Columbia corporations law and New Zealand law relating to overseas companies. It is also Company policy to endeavour to comply with the spirit of the NZSX Rules and principles of the NZSX Corporate Governance Best Practice Code where reasonably practicable. There may be material differences between the NZSX Rules and the mandatory rules applying to the Company, some o f which are noted within this statement. Further information on the corporate governance and principles of the TSX-V is set out in the TSX Company Manual and available at www.tsx.com/en/listings/TSX Issuer Resources. The applicable regulations, as imposed by the Canadian provincial securities commissions, are available from www.albertasecurities.com. Also see the Company’s website (www.austral-pacific.com) for disclosure of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies.

Some matters required to be disclosed are referred to elsewhere in this Annual Report or in the Management Proxy Circular mailed to shareholders with this Report. Their location is identified in this statement.

BOARD OF DIRECTORS

The independent members of the current Board of Directors are Ron Bertuzzi, Douglas Ellenor, Peter Hill, and David Newman. Rick Webber is not independent, as Mr. Webber is the current CEO. Mr. Zinkhofer, a Board nominee, is classified as not independent as his law firm provides legal services to the Company. A majority of the current directors, and of the Board nominees, are independent.

The Board has determined that the Chairman, Mr. Newman, is independent. The Board took into account that Mr. Newman also serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited (a greater than 10% shareholder of the Company), and, as chairman of the Company, is deemed to be an executive officer of the Company under Canadian rules. However, Mr. Newman is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of both companies. Under both US and Canadian rules, he does not, by virtue of such relationships alone, lose his status as an independent director, and the Board has determined that he does not have any other “relationship with the Company which could reasonably be expected to interfere with the exercise of [his] independent judgement” To comply with the spirit of NZSX Rule s, he is treated as not independent for the purposes of audit committee membership.

In addition to their roles as directors of the Company, the nominees for election serve as directors or in management of the following other reporting issuers or equivalent entities:

Mr. Bertuzzi is a past Board member and past President of Gondwana Energy Ltd., and past Board member of AMG Oil Ltd.

Dr. Ellenor was appointed to the Board of Directors of Orca Petroleum, Inc., Calgary (TSX-V: OPI) in 2000, and continued to serve in that capacity until April 2006. In September 2006, he joined the board of recently listed L&M Petroleum Ltd (NZSX, ASX: LMP) as a non-executive member.

Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994), Wellington International Airport Limited (director since December 1998) and Loyalty New Zealand Limited (director since December 2006). Mr. Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil European Airports Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited and of Finmedia Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited.

The independent directors now have regularly scheduled meetings without management or non-independent directors present, at the commencement of each scheduled Board meeting. They may also meet together without management and non-independent directors, as they require. Since January 2006, the independent directors have met twice before scheduled meetings for general discussions, and approximately 6 other times, in relation to specific issues, without management or non-independent directors present.

The chairman of the Board of Directors is David Newman, who has been determined by the Board, as noted above, to be an independent director of the Company.

The Board meets at least once per fiscal quarter, and more frequently as Company business requires. Attendance at Board meetings (since January 1, 2006) by directors is as follows:

DIRECTOR	BOARD MEETINGS(1)	ATTENDED
Dave Bennett(2)	3	2
Ron Bertuzzi	8	8
Doug Ellenor	8	8
Peter Hill	8	8
Garth Johnson(3)	1	1
David Newman	8	8
Peter Tapper(4)	2	2
Rick Webber(5)	7	6

(1)	Number of meetings since the beginning of the Company’s most recently completed financial year (ie since January 1, 2006) up to the date of this Report (March 2, 2007), which the director was eligible to attend.

(2)	Did not stand for re-election May 2, 2006.

(3)	Resigned January 31, 2006.

(4)	Resigned March 31, 2006.

(5)	Appointed March 2, 2006.

BOARD MANDATE

The Board of Directors is elected by the Company’s shareholders and is responsible for approving the strategic direction of the Company and overseeing the management of the Company. It is accountable to the shareholders for the performance of the Company, and compliance by the Company with laws and standards.

The Board has established a Charter governing the principles and practices of the Board and its members, which Charter is reviewed annually. A copy of this Charter is published on the Company’s website. Under the Charter, the Board is responsible for establishing a corporate environment (including appropriate controls, procedures and incentives) that promotes fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards.

The Board is also required to review and approve or amend the strategic direction and business plans proposed by management, and monitor their implementation. The Board meets with senior management at least annually for an extended session in order to consider and establish a strategic plan for the Company.

The Board Charter sets out the specific responsibilities of the Chairman. The Company has not developed specific position descriptions for the chairs of its sub-committees. The Board Charter does however require the chairs of Board committees to develop that Committee’s agenda for meetings and its work programme for the year, including frequency of meetings recognising the Committee’s Charter, any Board directions to the Committee and applicable regulatory requirements.

A position description for the Chief Executive Officer has been established by the Board. The Board delegates responsibility for the day-to-day leadership and operations of the Company to the CEO. It sets management objectives and performance targets and monitors management’s performance against these targets, through regular reports, meetings and discussions amongst the Board, and between the Board and senior management, and an annual review against performance measures.

The Board also sets reasonable limits for operational management’s authority, set out in the Delegations of Authority policy. The Board requires that all material transactions receive Board review. In this regard, all financing transactions are considered material to the Company. The policy requires all budgets for exploration and production activities to be approved by the Board. Expenditure in accordance with, or within a defined limit over, budget is then within the CEO’s authority. Prior Board approval is specifically required for new permit applications, major changes to permits, work programmes and sale or acquisition of permits or other assets. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board has established two standing committees – the Audit and Risk Management Committee and the Remuneration Committee. See below for discussion of these committees. The Board has adopted a Director Nominations Committee Charter, but has not established a separate committee for this purpose. The whole Board acts in this capacity.

BOARD MEMBERSHIP

The minimum number of directors that may be appointed is three. The Company’s policy is to maintain representation of both North American and New Zealand residents on the Board. The Board of Directors currently comprises five members, four of whom are independent directors.

In accordance with British Columbia corporations law and the Company’s Articles, at each annual meeting all the directors are deemed to retire. (NZSX Rules provide for rotation of directors.) All directors are eligible for re-election.

The Board nominates directors in accordance with the Director Nominations Committee Charter, and may receive nominations from shareholders. The Committee Charter (published on the Company’s website) requires the recommendation of criteria for Board membership, identification of individuals qualified to become Board members, and recommendation of appointment of directors to committees of the Board. Nominations are based on the need to obtain persons of the requisite skills for Board membership with sufficiently diverse and independent backgrounds. Consideration is also given to the appropriate mix of executive and independent directors. Regulatory authorities in North America exercise the right to approve any person for directorship.

The Board currently has no specific prior experience or accreditation requirements nor formal procedures for assessing performance of Board members other than in relation to measurable operational success and share performance. Whilst the Board has no formal continuing education programme or requirements for directors, it does encourage directors to seek out training programmes and seminars on appropriate topics, and the Company pays for such courses. The Board is considering using a self evaluation questionnaire to ascertain if this method will fulfil its responsibilities in regard to assessing the performance of the Board and its members. As is normal, the Board receives considerable feedback from shareholders.

The Board does not currently have specific orientation procedures for new directors regarding the role of the board, its committees and its directors and the nature and operation of the Company’s business. New directors are chosen for their business skills and/or experience in the petroleum exploration and production industry, and therefore have general knowledge about the nature of the Company’s business. The Board Charter, policies of the Company and relevant current reports are made available to new members of the Board.

Ethical and Responsible Conduct

The Board of Directors has established a Code of Ethics which applies across the Company, applying equally to directors, management and staff, specifying the standards and ethical considerations to apply in conducting business, particularly relating to conflicts of interest, fair dealing in the industry, and includes mechanisms for reporting unethical behaviour, and applicable disciplinary measures. The Code is reviewed annually. Some minor amendments to it were adopted in December 2006, extending and clarifying certain explanations and restrictions. The amended Code is published on, and is available for download from, the Company’s website.

The Board does not have formal monitoring procedures but the Code includes a mechanism for reporting concerns anonymously (so-called “whistleblower protections”), and the Code is made available to all staff. No waivers from the Code have been granted by the Board. The Board is not aware of any conduct constituting a material departure from the Code.

The Company also has a policy on corporate information and share trading by directors and employees, which sets out their responsibilities relating to confidentiality of corporate information, and the approval procedures and black-out periods applying to directors, officers and staff to prevent trading in the Company shares during times of material corporate developments.

Directors are required to disclose to the Company all other directorships and security holdings which could potentially give rise to conflicts of interest. These disclosures are reviewed and updated at each Board meeting. Directors who are materially interested in a transaction may attend the relevant meeting but do not take part in discussions on the transaction and must abstain from voting on the issue.

The Board is entitled to seek independent advice, and specifically to employ independent legal counsel, at the Company’s expense, when appropriate.

DIRECTORS’ REMUNERATION

The Board has established a Remuneration Committee as a committee of the Board. The Remuneration Committee currently comprises Douglas Ellenor (chairman), David Newman and Peter Hill, all of whom are independent directors. The Remuneration Committee meets as needed, and also meets at least twice a year to consider and grant short-term performance bonuses, and to consider and re-set, or make recommendations to the Board on, remuneration levels and the grant of new options.

The directors’ remuneration and discussion of past and more recent director remuneration policies are disclosed in the accompanying Management Proxy Circular in the section titled “Compensation of Directors”. Such remuneration must in accordance with TSX-V policies, be “reasonable” and be considered by the Remuneration Committee. Such remuneration does not require shareholder approval, as would be the case under NZSX Rules.

The Remuneration Committee is governed by its Terms of Reference (published on the Company’s website), which mandates it to approve remuneration terms for senior management and grants of incentive stock options to employees and other service providers in accordance with the Company’s Share Option Plan and the Options Policy and Incentive Remuneration Strategy adopted by the Board. Any variation from the policy or the Plan rules, options granted outside the Plan and policy criteria, and all options granted to directors must be approved by the disinterested directors of the full Board.

The considerations taken into account by the Remuneration Committee in setting and assessing remuneration for senior management are discussed in the accompanying Management Proxy Circular in the section titled “Report on Executive Compensation” Remuneration consultants, Sheffield Limited, were retained during the 2006 fiscal year in relation to a benchmarking exercise for staff salaries (both officers and other employees).

The Company also has in place a standard Directors & Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries.

AUDIT COMMITTEE

The Company’s Audit and Risk Management Committee currently comprises four directors - Peter Hill (chairman), Ron Bertuzzi, Douglas Ellenor and David Newman, all of whom are “financially literate” as defined by relevant legislation. All are independent directors except that, as noted above, Mr. Newman is treated as not independent for the purposes of audit committee membership. Mr. Newman is a New Zealand Chartered Accountant and has been appointed by the Board as the Company’s “financial expert” on the Committee.

The Committee is required to assist the Board in discharging its responsibility to exercise due care, diligence and skill in relation to oversight of:

•	the integrity of external financial reporting;

•	the application of financial policy;

•	financial management;

•	internal control systems;

•	accounting policy and practice;

•	related party transactions: and

•	compliance with applicable laws, regulations and standards.

The Board has established an Audit and Risk Management Committee Charter which sets out in full the Committee’s responsibilities, procedures for communication with the auditor, and against which the Committee’s performance is measured. The Committee has also established a policy for the confidential and anonymous receipt, retention and treatment of complaints. Both the Audit and Risk Management Committee Charter and the Audit & Risk Management Committee Complaints Policy are published on the Company’s website.

Rights of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Company’s activities. Information is communicated to shareholders in the Annual Report and Management Proxy Circular, quarterly reports, disclosure to the NZSX, AMEX and TSX-V, and by regular updates distributed by email or fax and published on the Company’s website.

The Board encourages full participation of shareholders in the annual general meeting (AGM), to ensure Board accountability, and identification with the Company’s strategies and plans. The Company provides AGM materials to all holders of quoted equity securities, and allows all such holders to attend the AGM. Only holders of common shares at the Record Date are entitled to vote. Proxy forms in North America are commonly provided with recommended appointees specified, contrary to NZSX Rules, and the Company continues this practice.

Transactions which are outside the normal course of business and which are material, or outside the normal course of business and involving related parties to the Company, must receive prior approval from the TSX-V. The TSX-V may require the Company to obtain shareholder approval. Shareholder approval is not otherwise mandatory, unlike the NZSX Rules which require such approval. Insiders who are financially interested in such transactions would not be entitled to vote as shareholders on such matters.

Management’s Discussion & Analysis

The MD&A is management’s view of the Company’s operating and financial data for 2006 and 2005, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described in the paragraph ‘Business Risks and Uncertainties’ below. This discussion is dated March 16, 2007 and should be read in conjunction with the Company’s audited consolidated Financial Statements for the years ended December 31, 2006 and 2005.

The MD&A is presented in seven sections:

(a)	‘Business Description and Strategy’ provides a description of the Company’s operations and strategies;

(b)	‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis;

(c)	‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited Financial Statements;

(d)	‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis;

(e)	‘Outlook for 2007’ provides an overview of various projects that the Company is likely to progress in the coming year;

(f)	‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investors’ understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the Financial Statements in accordance with generally accepted accounting principles; and

(g)	‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

BUSINESS DESCRIPTION AND STRATEGY

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea.

The overall goal of the Company is to create shareholder wealth through:

-	pursuing rigorous geological and geophysical studies to identify, mature and high grade high impact, drillable prospects within the Company’s prospect inventory;

-	drilling and evaluate exploration wells;

-	accelerating plans for the development of existing discoveries in order to achieve early cash flows;

-	developing and producing from new commercially viable discoveries; and

-	pursuing merger or acquisition targets as they become apparent.

In pursuit of this goal the Company will:

-	enter into joint venture arrangements to spread risk and maximise participation in multiple permits;

-	assess acquisition of suitable permit acreage and production that strategically fit the Company’s aspirations;

-	bid for new permit acreage as it is offered by governments;

-	build an experienced and hands-on management team; and

-	maintain good relations with industry participants and Governments.

The Company will continue to seek new opportunities that focus on the discovery of reserves and ultimately maximising production.

The Company is committed to conducting its activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. The Company strives to improve areas of environmental, health and safety performance by working with local communities and authorities.

The Company is committed to a high standard of corporate governance practices. The Company believes good corporate governance is in the best interests of shareholders and other stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment, to the communities where they operate and to their employees.

Our corporate governance policies can be viewed on our website at the following address: www.austral-pacific.com

OPERATIONAL AND FINANCIAL HIGHLIGHTS
(ALL U.S. DOLLARS)

The Company’s operating and financial highlights for the year ended December 31, 2006 include the following:

-	early revenue from production testing at the Cheal field;

-	the grant of a mining permit over the Cheal and Cardiff fields;

-	development of permanent production facilities for Cheal field are well underway;

-	a promising start to commercialisation plans for previously “stranded gas” at Stanley discovery;

-	the Douglas discovery, for which commercialisation proposals are now being considered;

-	establishment of a US$23million debt facility;

-	increases in interest in key fields, by acquisition of Tap permits, and Arrowhead Energy Limited;

-	significant organisational changes and consolidation.

YEAR ENDED DECEMBER 31	2006 US$ (AUDITED)	2005 US$ (AUDITED)	2004 US$ (AUDITED)
Oil and gas revenue	911,931	1,779,454	212,458
Net earnings	(13,406,828)	(5,767,933)	(4,628,056)
Per share (basic)	(0.57)	(0.30)	(0.34)
Per share (diluted)	(0.57)	(0.30)	(0.34)
Total assets	35,993,671	20,375,905	13,014,240
Oil and gas properties expenditures	25,705,840	6,119,897	2,395,754
Total liabilities	23,879,911	3,534,477	1,882,960
Shareholders’ equity	12,095,760	16,841,428	11,131,280

DETAILED FINANCIAL ANALYSIS
(ALL U.S. DOLLARS)

Change in Accounting Policy

Effective 2006, the Company changed the manner in which it accounts for exploration activities by adopting the successful efforts basis of accounting. Historically the full cost method of accounting has been applied which resulted in the carry forward of costs by country wide cost centres to future periods until they are ultimately depleted or written off as impaired. Successful efforts accounting writes off unsuccessful exploration costs as they are incurred and therefore provides more meaningful reporting of the Company’s activities. In accordance with accounting standards requirements the prior years figures have been restated to reflect what they would have been had successful methods basis of accounting always been applied. The changed prior year figures and more information are set out in Note 4 of the Financial Statements.

Production

The Company’s net production was 15,147 barrels - an overall decrease of 16,081 barrels from the 2005 year.

A summary of production is as follows:

	YEAR ENDED DECEMBER 31, 2006		YEAR ENDED DECEMBER 31, 2006
	Oil & Liquids (bbls)	Natural Gas (mmscf)	Oil & Liquids (bbls)	Natural Gas (mmscf)
New Zealand	15,147	Nil	31,228	Nil

Production was attributable to the production testing on wells within the Cheal field. The decrease was primarily attributable to the Cheal field being shut in for January to July as the Joint Venture participants discussed development options. In July 2006, the Cheal Joint Venture approved a development plan for the field. The development plan includes the drilling of an additional six wells, the construction of production facilities and the work over of two existing wells. Following commissioning of the facilities in quarter 3 2007, a production rate of 1,900 barrels per day (100%) will be achieved. The acquisition of Arrowhead Energy Ltd, which owns a 33% share in the Cheal field, contributed 4,798 barrels of production over the October to December period.

The Company has not had any significant gas production since November 2004 when the Kahili-1A well ceased production. Gas production will re-commence in 2007 upon commissioning of the Cheal field.

Revenue

Revenue decreased to $911,931 (from $1,779,454 in 2005). The decrease was attributable to the reduction in lower production volumes as a result of Cheal production testing not being undertaken in the period January 2006 to July 2006. The average sales price per barrel increased from $56.98 in 2005 to $60.21 in 2006. There was no gas revenue derived in 2006.

Substantially all production was sold to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd).

Fixed price contracts and derivative financial instruments

In December 2006, the Company entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt and will provide cash flow protection to the Company should oil prices fall over the period in which the Company has debt repayment obligations outstanding. A summary of the contracts is as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$/BBL	FAIR VALUE DECEMBER 31, 2006
Crude oil put options	72,000	April 2007 – June 2007	64.00	$210,416 gain
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	$(666,101) loss

As at December 31, 2006 the fair value of the contracts was a net loss position of $455,685. The put options were valued using a option valuation model and the change in forward prices and the relatively short term of the put options resulted in a gain in value. The forward sales were valued against the forward curve prices and discounted. As a result of the forward curve prices being higher than the swap price these contracts resulted in a loss. The change in fair value of the contracts is expensed in accordance with the accounting standards requirements. Any realised gain or loss on the individual financial instruments held will be determined at the time of settlement, dependent upon the oil price prevailing at that time.

Interest and other income

Interest income of $437,279 was slightly less than the previous year ($460,411) as a result of decreased cash/term deposits/investments held during the year.

The Company received $1,043,666 in recoveries in regards to its role as operator of joint ventures. These recoveries are determined by the provision of each joint venture operating agreement and fluctuate dependent upon the level of activity within the joint venture. The amount was marginally less than the previous year ($1,093,417).

Production and royalty expenses

Production expenses decreased to $485,447 (2005: $848,174) - $32.05 per barrel - as a result of the decreased production from the Cheal field. The production costs per barrel increased on a per barrel basis as a result of the high fixed costs attributable to the production testing set up. Following permanent development of the Cheal site production expenses will reduce significantly on a per barrel basis as operational improvements and efficiencies are implemented.

Royalties are paid to the New Zealand government consistent with the royalty regime.

General and administrative expenses

General and administrative expenses increased by $463,024 compared with 2005. The major items contributing to this increase were:

-	baseline salaries increased in 2006 but these were offset by the one off settlement agreement reached with the former Chief Executive Officer in 2005 thereby the overall year on year change was minimal. Throughout the year the personnel resource was strengthened by the recruitment of technical and administrative staff to enable the Company to be better placed to maximise the value of Its permits and create shareholder value;

-	expenses related to stock compensation (non-cash) reduced from 2005 by $141,036. Stock compensation expense for grants to existing staff rose in 2006 but this was offset by the stock compensation expense related to the former Chief Executive Officer’s settlement agreement reached in 2005;

-	consulting and legal fees increased by $338,861 from 2005. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from joint ventures. In addition, the Company pursued a number of strategic commercial initiatives throughout the year and incurred advisor and legal fees on these;

-	office and occupancy related expenses increased by $96,252 as the Company upgraded to premises of more suitable size and quality. The Company was required to maintain two office premises for part of the year and overall incurred more office costs as a result of increased personnel; and

-	directors fees increased by $76,778 as director remuneration was brought into line with market practices.

Depletion, amortization and impairment

Depletion was all related to proved properties and amounted to $347,206 compared with $61,979 in 2005. All depletion costs incurred related to the Cheal field and increased as a result of the significant increase in the carrying value of PMP 38156 due to the purchase of Arrowhead Energy Ltd and the Cheal field development.

Impairment charges increased to $8,171,981 from $3,703,774 in 2005. Impairments represent the exploration expense write off under the successful efforts accounting policy adopted by the Company in 2006. The impairment charge includes Cardiff ($2,259,916) and Papua New Guinea permits ($2,939,096) together with all other New Zealand accumulated exploration expense. It is important to note that even though expenditure has been written off, this is in accordance with the accounting policy, and in many cases does not indicate that the permits are worthless or that activity has ceased.

Amortization was in respect to minor non-property related assets.

Foreign exchange movements

A foreign exchange loss of $1,973,650 was incurred in 2006 compared to a loss of $791,234 in 2005. The Company’s exploration costs are made principally in NZ dollars and US dollars. The NZ dollar remained volatile throughout the year reaching a low of 0.5925 and a high of 0.7071. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted and the Company maintains a hedging policy in respect to them.

Net loss for the year

The net loss for 2006 was $13,406,828 which was a significant increase from the 2005 loss of $5,767,933. Excluding impairment charges and foreign exchange movements, the loss would have been $3,261,197 in 2006 compared to $1,272,925 in 2005. The major movements contributing to this were decreased net revenue ($833,492), increased general and administration expenses ($463,024), derivative losses ($455,685) and increased depletion ($285,227).

Net loss per share (basic and diluted) were $0.57 in 2006 compared to $0.30 in 2005.

Cash flow from operations

Operating cash flows before financing and investing were ($1,429,378) compared to ($932,612) in 2005. The difference is accountable by the factors outlined in the section covering general and administration above, offset by the cash in-flows from the sale of production.

Capital expenditures

Total funds of $25,705,840 were spent on oil and gas properties compared to $6,119,897 in 2005. In addition, an amount of $259,902 was spent on plant and equipment compared to $430,223 in 2005.

A total of $19,565,262 was spent on Cheal throughout the year. A large proportion of this ($14,337,756) was the value attributed to the 33% of Cheal owned by Arrowhead Energy Ltd when the Company acquired the shares of Arrowhead Energy Ltd (refer Note 5 of the Financial Statements). The remaining spend on Cheal primarily reflects the commencement of construction of the production facilities and development drilling which occurred in 2006.

A total of $2,939,096 was spent in Papua New Guinea primarily in relation to the Douglas-1 well and seismic survey in PPL235.

A further $3,201,482 was spent on New Zealand properties including PEP38746 (Heaphy-1: $811,298), PEP38258 (seismic: $559,117), PMP38256 (Cardiff: $325,584), PEP38741 (Supplejack: $391,953) and PEP38765 (Supplejack-South: $279,136).

Contractual Obligations

As at year-end 2006, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures. The Company also has an obligation in respect to pre-paid gas agreements that were entered into by the Company in 2003 and separately by Arrowhead Energy Limited prior to the acquisition in December 2006. These agreements are explained in detail in Note 19 of the Financial Statements. A summary of the Company’s obligations is set out in following table:

Contractual and Other Obligations Payments Due by Period (US$)

	TOTAL	LESS THAN 1 YEAR	1 -3 YEARS	4-5 YEARS	AFTER 5 YEARS

Operating leases	637,054	132,118	248,961	236,849	19,126
Debt facility	15,738,000	6,550,000	9,188,000	—	—
Joint venture commitments (1)	19,369,150	19,369,150	—	—	—
Other obligations (2)	3,377,768	1,047,108	1,629,940	598,434	102,286
Total contractual or other obligations	39,121,972	27,098,376	11,066,901	835,283	121,412

(1)	The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)	Other obligations are in respect to expected gas deliveries in satisfaction of the prepaid gas agreements.

The Company has not entered into any off balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

Liquidity and capital resources

As at December 31, 2006, the Company had a working capital deficit of $1,480,287 compared to a surplus in 2005 of $14,837,152 - a decrease of $16,317,439.

The 2006 working capital figure excludes the $3,000,000 of cash that is held in a restricted account under the term debt requirements but includes:

-	term debt repayments of $6,550,000;

-	prepaid gas obligations of $1,047,108 which will be settled by the delivery of gas rather than be repaid by cash.

Based on current planning assumptions, the Cheal field will be fully in production (circa 1,320 barrels/day net to the Company) and generating strong cash flows by the stage that debt repayments commence.

Broadly, the Company’s financial strategy is to fund its capital expenditure program and any potential acquisitions by:

-	farm-out of equity in a permit;

-	reinvesting any surplus funds from operations;

-	using existing cash resources;

-	raising debt finance; and

-	issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration.

Debt

In order to complete the development of the Cheal field the Company put into place a debt facility. The total amount raised was $23,000,000 of which $15,738,000 had been drawn down at December 31,2006. Included in the amount drawn down is $3,000,000 which is required to be held in a restricted bank account as part of the security arrangements supporting the facility. Total drawdowns are restricted to $18,000,000 until the satisfaction of some contractual conditions. For further information refer to Note 20 of the Financial Statements.

Share Capital

During 2006, the Company issued 5,097,834 common shares. These were issued as a result of share options being exercised (90,834 shares issued) and a private placement of 5,007,000 common shares. The shares issued in the private placement were priced at $1.30 whilst the shares issued as a result of options being exercised were $1.25.

In conjunction with the debt facility the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised proceeds are first applied to any outstanding Junior tranche debt. At the end of December 2006, all these warrants were outstanding.

As at December 31, 2006, there were 27,764,287 common shares outstanding.

As at December 31, 2006, there were 1,622,500 share options outstanding at an average exercise price of $1.62 (2005: $1.46). These share options expire at various dates through to February 2011. Within the total share options outstanding, 55% (893,834) have vested and were eligible for exercise with an average exercise price of $1.31. The weighted average price of options issued in 2006 was $1.93.

Related Party Information

All related party transactions in 2006 were in the normal course of operations.

Details of the transactions were:

a)	Directors received total remuneration of $124,000 during 2006. (2005: $57,721; 2004: $58,954).

b)	The Company paid a company which employed a former Director $1,500 during 2006(2005: $18,000; 2004: $18,000) for financial services provided during the period prior to the resignation of the Director. The Company paid the former CEO (and Director) $95,695 for consultancy services provided after his resignation in December 2005.

c)	The Company paid a Director $54,923 for consultancy services.

SELECTED QUARTERLY INFORMATION (ALL U.S. DOLLARS)

	NET REVENUE(1)	NET (LOSS)/EARNINGS FOR THE PERIOD		NET (LOSS)/EARNINGS PER SHARE BASIC	NET (LOSS)/EARNINGS PER SHARE DILUTED
2006
First quarter	2,230	(2,291,435)		(0.10)	(0.10)
Second quarter	(3,012)	(21,129)		(0.00)	(0.00)
Third quarter	311,680	346,828		0.02	0.02
Fourth quarter	74,687	(11,441,092)		(0.49)	(0,49)
	385.585	(13,406,828	)(2)	(0.57)	(0.57)
2005
First quarter	98,415	(406,899)		(0.02)	(0.02)
Second quarter	162,233	(857,559)		(0.05)	(0.05)
Third quarter	321,475	(216,479)		(0.01)	(0.01)
Fourth quarter	274,227	(4,28 6,99 6	)(2)	(0.22)	(0.22)
	856,350	(5,767,933)		(0.30)	(0.30)

(1)	After deduction of royalties and production expenses.

(2)	Effective 2006, the Company follows the successful efforts method of accounting for its operations. The change in the accounting policy has been applied retroactively and prior years’ figures have been restated (refer to Note 4 of the Financial Statements). The write-down of oil and gas properties has been recorded in the fourth quarter in both 2005 and 2006 (refer to Note 7 of the Financial Statements).

Due to net losses incurred during 2005 and 2006 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

OUTLOOK FOR 2007

2006 was a year of preparation, and 2007 is targeted by the Company as a year of delivery. The successful execution of our strategy in 2007 will require the Company to:

•	implement full production from the Cheal field;

•	establish funding to deliver the balance of the 2007 work programme;

•	drill Kahili-2 and, if successful, test and complete the well as a producer, bringing the Kahili field back into commercial production immediately;

•	secure a definitive test on the K3E sand, and if successful, prepare plans for the immediate development of the Cardiff field;

•	continue front end work on the development of the Stanley and Douglas gas discoveries;

•	deliver a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area, and prepare for drilling the Waitoriki prospect in early 2008.

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

CRITICAL ACCOUNTING ESTIMATES

The Notes to the Financial Statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial statements and use of estimates

The consolidated Financial Statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the Financial Statements and affect the reported amounts of revenues and expenses during the reported period. Actual results will differ from these estimates.

Accounting for oil and gas operations

Effective 2006 the Company follows the successful efforts method of accounting for its operations. Under this method of accounting, oil and gas property acquisition costs are capitalized and upon discovery of commercial reserves, permit acquisition costs are transferred to proved properties. Exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and drilling of additional exploratory wells is underway or firmly planned for the near future. Other exploration costs are charged to earnings. All development costs are capitalised.

Capitalised costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

An impairment loss is recognized when the carrying amount of a permit is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The Financial Statements reflect only the Company’s proportionate interests in such activities.

The Company engaged Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting policies

Effective 2006, and as described elsewhere in this document and in Note 3 (q) and 4 of the Financial Statements, the Company changed its method of accounting for oil and gas properties from the full cost method to the successful efforts basis.

In addition the Company has prospectively adopted the following new accounting standards:

CICA section 1530 - ’Comprehensive income - ’This standard requires that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Other comprehensive income refers to items that are recognized in comprehensive income but that are excluded from net income in accordance with GAAP. The statement should show net income, each component of revenue, expense, gain or loss that is required to be shown in other comprehensive income, and total comprehensive income.

CICA section 3855 - ’Financial instruments (recognition and measurement) - ’This standard establishes guidance for the recognition and measurement of financial instruments. The standard requires all financial instruments within its scope, including derivatives, be included on a company’s balance sheet and measured, either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortised cost. The standard also specifies when gains and losses as a result of changes in fair value are to be recognized in the income statement.

CICA section 3861 - ’ Financial instruments (disclosure and presentation) - ’This revised standard addresses the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. This standard also revises the requirements for an entity to provide accounting policy disclosures and provides several new requirements for disclosures about fair value.

CICA section 3865 - ’Hedges - ’This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. This standard also introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

CICA section 3251 - ’ Equity’ - This standard establishes standards for the presentation of equity and changes in equity during the reporting period.

BUSINESS RISKS AND UNCERTAINTIES

The international energy business is subject to risks in exploration, development and production activities. These activities can expose the Company to risks of destruction of assets, well blowouts, pollution and other operational events. The Company has purchased certain insurances to protect its assets and activities.

The Company has very limited control over external factors such as oil and gas prices, and foreign exchange rates. The Company has established and now maintains active hedging policies in respect of oil prices.

The international petroleum sector is very competitive and the Company is thus in competition with many other participants in the search for and acquisition of suitable properties, the engagement of personnel and contractors, the marketing of oil and gas production, as well as developing successful joint ventures and accessing appropriately priced sources of additional capital.

The Company operates in Papua New Guinea which has historically experienced periods of civil and political unrest and economic instability. The Company’s permit areas in Papua New Guinea are located in relatively remote areas, some of which are difficult to access. There can be no assurances that future instability or actions by other companies, host governments, or the international community may not have a material adverse effect.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations. The Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Products are transported to markets by third parties and closure of facilities or pipelines may occur over which the Company has little control.

As is common throughout the industry, the Company’s operations are environmentally sensitive and spills and other damage can occur for which the Company and its joint venture participants are liable for reclamation costs. The Company believes that it follows best international oil field practices in this area. The Company has purchased insurance to cover various aspects of its environmental risk exposure.

There are a number of uncertainties inherent in estimating the quantities of oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

The Company’s future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Company will decline, which could impact operating cash flows and results of operations. This risk may be managed by using strict economic criteria for new projects and retaining highly-skilled, knowledgeable personnel in all phases of oil operations.

The risks facing the Company are discussed in further detail in the Company’s latest Annual Information Form, and its annual report to the Securities ft Exchange Commission (U.S.) on Form 20-F, both of which documents are available to view or download at www.sedar.com or the Company’s website www.austral-pacific.com.

Disclaimer: This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but are not limited to, the ot her risks and uncertainties identified under the subheading ‘Business Risks and Uncertainties’ in this MD&A.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Austral Pacific Energy Ltd. and all the information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and New Zealand. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls, in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee is independent of management. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to shareholders.

The consolidated financial statements have been audited by KPMG, the external auditors, in accordance with Canadian and New Zealand generally accepted auditing standards on behalf of the shareholders.

KPMG has full and free access to the Audit Committee.

Chief Executive Officer
March 2, 2007

AUDITOR’S REPORT

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2006 and December 31, 2005 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Comments by the Auditors for New Zealand Readers of the Financial Statements

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of note 26 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Wellington, New Zealand
March 16, 2007

CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars)

AS AT DECEMBER 31	2006 $	2005 $ (RESTATED) (1)
Assets
Current
Cash and cash equivalents (Note 6)	7,144,943	15,339,906
Restricted cash (Note 6 and 20)	3,000,000	—
Accounts receivable and financial instruments (Note 10)	1,628,487	746,165
Inventory (Note 11)	475,280	474,777
Prepaid expenses and deposits	500,572	217,910

	12,749,282	16,778,758

Non-current
Investments (Note 12)	136,528	83,612
Held for sale asset (Note 7)	235,353	—
Property and equipment (Note 7)	20,853,539	3,513,535
Goodwill (Note 5 and Note 8)	2,018,969	—

Total Assets	35,993,671	20,375,905

Liabilities
Current
Accounts payable and financial instruments (Note 10)	3,915,517	1,941,606
Current portion of long term debt (Note 20)	6,266,944	—
Prepaid gas revenue (Note 19)	1,047,108	—

	11,229,569	1,941,606

Non-current
Financial instruments (Note 21)	590,320	—
Deferred taxation provision (Note 5)	2,018,969	—
Prepaid gas revenue (Note 19)	2,330,660	1,255,796
Asset retirement obligations (Note 9)	1,065,559	337,075
Long term debt (Note 20)	6,662,834	—

Total Liabilities	23,897,911	3,534,477

Stockholders’ Equity
Common stock without par value (Note 15); unlimited number of shares authorized; Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve (Note 15)	1,540,762	—
Accumulated other comprehensive income (Note 12)	52,916	—
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,095,760	16,841,428

Total Liabilities and Stockholders’ Equity	35,993,671	20,375,905

Commitments and Contingencies (Note 14), Related Party Transactions (Note 13), Subsequent Events (Note 25), Ability to Continue As A Going Concern (Note 2) (1) As restated (Notes 4 and 27)

Approved by the Directors:

Director	Director

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in United States Dollars)

FOR THE YEARS ENDED DECEMBER 31	2006 $	2005 $ (RESTATED) (1)	2004 $ (RESTATED) (1)
Production Income:
Oil and gas sales	911,931	1,779,454	212,458
Royalties	(40,899)	(74,930)	(15,040)

Net revenue	871,032	1,704,524	197,418

Expenses
General and administrative expense	(4,072,555)	(3,609,531)	(1,831,137)
Debt financing expense	(12,271)	—	—
Foreign exchange (loss)/gain	(1,973,650)	(791,234)	197,858
Derivative loss (Note 21)	(455,685)	—	—
Production costs	(485,447)	(848,1 74)	(67,543)
Depletion (Note 7)	(347,206)	(61,979)	(84,864)
Operating leases/rental expense	(103,526)	(44,008)	(37,553)
Amortization (Note 7)	(106,551)	(51,034)	(32,402)
Interest expense	(29,933)	(163)	(28,698)
Impairment of oil and gas properties (Note 7)	(8,171,981)	(3,703,774)	(4,197,820)

Total Expenses	(15,758,805)	(9,109,897)	(6,082,159)

Net loss for the year before other income	(14,887,773)	(7,405,373)	(5,884,741)
Other Income
Interest income	437,279	460,411	326,012
Joint venture recoveries	1,043,666	1,093,41 7	930,673
Miscellaneous revenue	—	83,612	—

Net loss for the year	(13,406,828)	(5,767,933)	(4,628,056)

Deficit, beginning of year	(27,681,835)	(21,913,902)	(17,285,846)

Deficit, end of year	(41,088,663)	(27,681,835)	(21,913,902)

Basic loss per share (Note 16)	(0.57)	(0.30)	(0.34)

Diluted loss per share (Note 16)	(0.57)	(0.30)	(0.34)

(1) As restated (Notes 4 and 27)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in United States Dollars)

				SHARE
	COMMON STOCK			PURCHASE	ACCUMULATED		TOTAL
			CONTRIBUTED	WARRANTS	OTHER COMPRE-	ACCUMULATED	STOCKHOLDERS
	SHARES	AMOUNT $	SURPLUS	RESERVE	HENSIVE INCOME	DEFICIT	EQUITY
Balance at January 1, 2004 (Restated (1))	7,739,324	20,478,365	417,392	—	—	(17,285,846)	3,609,911
Issuance of common shares for cash (Note 15(a))	4,000,000	5,217,992	—	—	—	—	5,217,992
Less deferred offering costs (Note 15(a))	—	(408,083)	—	—	—	—	(408,083)
Issuance of common shares in exchange for special class shares of subsidiary (Note 15(a))	1,111,123	943,525	—	—	—	—	943,525
Exercise of share purchase warrants for cash (Note 15(a))	4,235,052	5,719,941	—	—	—	—	5,719,941
Exercise of share purchase options (Note 15(a))	180,000	231,588	(44,088)	—	—	—	187,500
Convertible notes converted to shares (Note 15(a))	454,546	500,000	—	—	—	—	500,000
Stock option compensation	—	—	(11,450)	—	—	—	(11,450)
Net loss for the year	—	—	—	—	—	(4,628,056)	(4,628,056)

Balance at December 31, 2004 (Restated(1))	17,720,045	32,683,328	361,854	—	—	(21,913,902)	11,131,280

Issuance of common shares for cash (Note 15(a))	4,000,000	10,000,000	—	—	—	—	10,000,000
Less deferred offering costs (Note 15(a))	—	(448,371)	—	—	—	—	(448,371)
Exercise of share purchase warrants for cash (Note 15(a))	846,408	1,127,741	—	—	—	—	1,127,741
Exercise of share purchase options (Note 15(a))	100,000	136,598	(11,598)	—	—	—	125,000
Stock option compensation (Note 15(c), 27)	—	—	673,711	—	—	—	673,711
Net loss for the year (Note 27)	—	—	—	—	—	(5,767,933)	(5,767,933)

Balance at December 31, 2005 (Restated(1))	22,666,453	43,499,296	1,023,967	—	—	(27,681,835)	16,841,428

Issuance of common shares for cash (Note 15 (a))	5,007,000	6,509,100	—	—	—	—	6,509,100
Less deferred offering costs (Note 15(a))	—	(89,096)	—	—	—	—	(89,096)
Exercise of share purchase options (Note 15(a))	90,834	126,227	(12,684)	—	—	—	113,543
Stock option compensation (Note 15 (c))	—	—	533,935	—	—	—	533,935
Share purchase warrants reserve (Note 15 (d))	—	—	—	1,540,762	—	—	1,540,762
Accumulated other comprehensive income (Note 12)	—	—	—	—	52,916	—	52,916
Net loss for the year	—	—	—	—	—	(13,406,828)	(13,406,828)

Balance at December 31, 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

(1) As restated (Notes 4 and 27)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

FOR THE YEARS ENDED DECEMBER 31	2006 $		2005 $ (RESTATED)(1)	2004 $ (RESTATED)(1)
Operating Activities
Net loss for the year		(13,406,828)	(5,767,933)	(4,628,056)
Adjustments to reconcile net loss to cash provided by operating activities:
Depletion		347,206	61,979	84,864
Write-off of oil and gas properties		8,171,981	3,703,774	4,197,820
Amortization		98,187	51,034	32,402
Net derivative loss		455,685	—	—
Stock option compensation (Note 27)		533,935	673,711	(11,450)
Net unrealized foreign exchange (gain)/loss		1,973,650	(394,563)	191,378
Change in non-cash working capital		396,806	739,386	67,977

		(1,429,378)	(932,612)	(65,065)

Financing Activities
Share issues		6,533,547	10,803,109	11,125,433
Proceeds from debt		14,470,540	—	—
Issuance of convertible notes		—	—	500,000

		21,004,087	10,803,109	11,625,433

Investing Activities
Purchase of property and equipment		(486,890)	(430,223)	(162,894)
Purchase of investments		—	(83,612)	—
Oil and gas properties		(13,624,178)	(6,119,897)	(2,395,754)
Acquisition of subsidiary (Note 5)		(12,081,662)	—	—
Change in non-cash working capital		1,444,212	588,383	90,354

		(24,748,518)	(6,045,349)	(2,468,294)

Net (decrease)/increase in cash during the year		(5,173,809)	3,825,148	9,092,074
Effect of exchange rate fluctuations on cash and short-term deposits		(21,154)	326,834	(138,437)

Cash and cash equivalents, beginning of year		15,339,906	11,187,924	2,234,287

Cash and cash equivalents, end of year	(2)	10,144,943	15,339,906	11,187,924

Supplemental Cash Flow Information
Interest paid		29,933	163	28,698

(1) As restated (Notes 4 and 27)

(2) Refer Note 6. The balance includes $3milion of restricted cash

See accompanying notes to the consolidated financial statements

NOTE 1 – NATURE OF OPERATIONS

On October 16, 2006 the Company completed its migration of place of incorporation to British Columbia under the Business Corporations Act (British Columbia). Previously the Company was incorporated in the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business (Refer Note 2). The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2006, the Company had a net loss of $13,406,828 (2005: $5,767,933(1)) and accumulated deficit of $41,088,663 (2005: $27,681,835(1)). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 14). The Company’s ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional financing, the discovery, development or sale of oil and gas reserves and achievement of profitable operations. The Company is planning to meet its future expenditures and obligations through the development of proven reserves, raising funds through public offerings, private placements, debt financing or by farm outs of mineral properties. In the third quarter of 2007 the Cheal field is scheduled to go into full production, t he revenue generated from this will be used to further meet the Company’s future expenditure and obligations. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 26.

b)    Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited (amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG) Limited (subsequently renamed to Austral Pacific Energy (PNG) Ltd), Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, Kanuka Energy Limited (registered November 25, 2004) and Arrowhead Energy Ltd from the date of acquisition (December 22, 2006). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

Austral Pacific Energy Ltd has one associate, Coral Sea Drilling Ltd (35% ownership). Results of associates are equity-accounted where significant.

c)    Joint Operations

Substantially all of the Company’s upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

(1) As restated (Notes 4 and 27)

d)    Translation of Foreign Currencies

The Company’s functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortization, which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)    Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of long term debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at 31 December 2006.

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and are not held for trading purposes. A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

f)    Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers’ acceptances with original maturities of three months or less, together with accrued interest.

g)    Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture plant and equipment. The furniture and office equipment are recorded at cost and amortized over their estimated useful lives on a straight-line basis at annual rates of 5% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and are amortized over the asset’s useful production life.

h)    Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Under this method, acquisition costs of properties are capitalized. Exploratory drilling costs are initially capitalized and costs relating to wells subsequently determined to be unsuccessful are charged to earnings. Exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that i) there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and ii) drilling of additional exploratory wells is underway or firmly planned for the near future. Other exploration costs are charged to earnings. All development costs are capitalized. For mining activities, property acquisition and development costs are capitalized.

i)    Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognized for the estimated income taxes payable for the current year. Future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

j)    Inventory

Inventories of crude oil and the Company’s share of joint venture inventory are valued at the lower of cost and net realizable value.

k)    Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas sale arrangements.

l)    Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

m)    Stock Based Compensation

The Company has recognized stock based compensation expense as follows:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

n)    Asset Retirement Obligations

The Company recognizes the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves of each property. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the Statement of Operations. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the oil and gas properties.

o)    Investments

Long term investments are valued at fair value. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations. Any increase in value is recorded as “Accumulated other comprehensive income” within Stockholders Equity.

p)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.
(Refer Note 3 q) and Note 4)

q)    Changes in Accounting Policy

The Company has retroactively changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. (Refer Note 3(h) and 4). In applying this change the Company has applied:

-	FAS 154 “Accounting Changes and Error Corrections”

-	CICA HB section 1506 - “Accounting changes”

The Company has prospectively adopted, effective January 1, 2006, the following:

-	CICA section 3855 “Financial instruments - Recognition and measurement”

-	CICA section 3861 “Financial instruments - Disclosure and presentation”

-	CICA HB section 1530 “Comprehensive income”

-	CICA HB section 3251 “Equity”

-	CICA HB section 3865 “Hedges”

There have been no other changes in accounting policies applied during the year ended December 31, 2006, 2005 and 2004.

r)    Acquisitions

Acquisitions are accounted for using the purchase method.

Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control or significant influence commenced. When an entity is acquired all identifiable assets and liabilities are recognized at their fair value at acquisition date. The fair value does not take into consideration any future intentions by the Company.

s)    Goodwill

All business combinations are accounted for using the purchase method. Goodwill is recognized on acquisition of subsidiaries or purchase of business assets and represents the excess of the acquisition cost over the fair value of the acquired net assets. It is stated at cost less accumulated impairment losses and tested annually for impairment.

NOTE 4 – CHANGE IN ACCOUNTING POLICY

The Company voluntarily changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. The change in accounting policy has been applied retroactively and prior years figures have been restated. The effect of this change on previous financial statements, is as follows:

	DECEMBER 31, 2004		DECEMBER 31, 2005
	PREVIOUSLY	RESTATED	PREVIOUSLY	RESTATED
Statement of Operations and Deficit
Opening accumulated deficit	11,326,461	17,285,846	17,044,994	21,913,902
Depletion	85,550	84,864	365,241	61,979
Impairment of oil and gas properties	5,287,611	4,197,820	438,263	3,703,774
Closing accumulated deficit	17,044,994	21,913,902	19,850,678	27,681,835

Consolidated Balance Sheets
Capitalised oil and gas properties	5,488,295	619,387	10,804,688	2,973,531

NOTE 5 – ACQUISITION OF ARROWHEAD ENERGY LTD

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. The acquisition was accounted for by the purchase method and total consideration of NZ$17,137,109 (US$12,081,662) including costs, was allocated to assets and liabilities as follows:

Total purchase price including acquisition costs	12,081,662

Oil and gas properties	14,337,756
Prepaid gas agreement (Refer Note 19)	(2,078,901)
Asset retirement obligations	(184,977)
Working capital	7,784

12,081,662
Deferred taxation liabilities	(2,018,969)

10,062,693
Goodwill	2,018,969

12,081,662

The Company received the benefit of Arrowhead Energy Ltd’s share of Cheal revenue, and was responsible for Arrowhead Energy Ltd’s share of costs, from the date of acquisition. These were not significant for the year ended 31 December 2006.

NOTE 6 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

CASH ON DEPOSIT	DECEMBER 31, 2006 $	DECEMBER 31, 2005 $
New Zealand Dollars	3,251,980	490,312
U.S. Dollars	3,878,508	14,815,778
Canadian Dollars	—	20,930
PNG Kina	14,455	10,023
Australian Dollars	—	2,863

	7,144,943	15,339,906

US Dollars	3,000,000	—

	10,144,943	15,339,906

At balance sheet date, total cash of $3,027,532 (2005: $438,080) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

The U.S. dollar balance includes $3,000,000 (2005: nil) cash that has restricted access under the terms of the Project Loan facility (refer Note 20).

NOTE 7 – PROPERTY AND EQUIPMENT

2006	NET BOOK VALUE AT DECEMBER 31, 2005	ADDITIONS/ TRANSFERS DURING THE YEAR	AMORTIZATION/ DEPLETION AND WRITE DOWNS DURING THE YEAR	NET BOOK VALUE AT DECEMBER 31, 2006
Furniture and office equipment	139,234	226,419	(91,729)	273,924
Share of joint venture assets	400,770	33,483	(14,822)	419,431

	540,004	259,902	(106,551)	693,355

Proved:
New Zealand	1,038,198	19,565,262	(443,276)	20,160,184

Total Proved	1,038,198	19,565,262	(443,276)	20,160,184

Unproved:
New Zealand	1,935,333	3,201,482	(5,136,815)	—
Papua New Guinea	—	2,939,096	(2,939,096)	—

Total unproved	1,935,333	6,140,578	(8,075,911)	—

Total property and equipment	3,513,535	25,965,742	(8,625,738)	20,853,539

During the year the Company capitalized $234,416 (2005: $348,691) of overhead charges relating directly to its exploration and development activities.

Included in amortization/depletion and write downs for furniture and office equipment is a loss on sale of fixed assets of $8,357 (2005: nil).

2005 (RESTATED(1))	NET BOOK VALUE AT DECEMBER 31, 2004	ADDITIONS/ TRANSFERS DURING THE YEAR	AMORTIZATION/ DEPLETION AND WRITE DOWNS DURING THE YEAR	NET BOOK VALUE AT DECEMBER 31, 2005
Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	—	400,770

	160,815	430,223	(51,034)	540,004

Proved:
New Zealand(2)	—	1,100,177	(61,979)	1,038,198

Total Proved	—	1,100,177	(61,979)	1,038,198

Unproved:
New Zealand	619,387	4,925,982	(3,610,036)	1,935,333
Australia(3)	—	12,745	(12,745)	—
Papua New Guinea	—	80,993	(80,993)	—

Total unproved	619,387	5,019,720	(3,703,774)	1,935,333

Total property and equipment	780,202	6,550,120	(3,816,787)	3,513,535

(1) As restated (refer Note 4).

(2) The Company transferred PEP38738-01 to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.

(3) The Company currently has no ongoing activities within Australia.

Held for sale asset

The Company is intending to sell its 35% share of its drilling rig and has therefore categorized the carrying cost as a non-current asset held for sale.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licenses granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 8 - GOODWILL

	2006 $	2005 $
Opening net book value	—	—
Additions (Refer Note 5)	2,018,969	—

Closing net book value	2,018,969	—

NOTE 9 - ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $2.28 million (2005: $0.69 million) discounted using credit adjusted risk-free rates of 8.05% - 9.02%. The costs are expected to be incurred between 2007 and 2020. Throughout the year the Company re-estimated its obligations and decreased the present value of future liabilities by $0.01 million (2005: increase $0.11 million). The movement in the provision is as follows:

	2006 $	2005 $
Obligations at beginning of year	337,075	156,575
Obligations incurred during the year	496,234	64,559
Obligations through acquisition (Refer Note 5)	184,977	—
Revision in estimated obligations	(10,405)	106,290
Accretion expense	46,118	18,196
Foreign exchange movement	11,560	(8,545)

Obligations at end of year	1,065,559	337,075

NOTE 10 - ACCOUNTS RECEIVABLE/PAYABLE

Total accounts receivable comprises the following categories:

	2006 $	2005 $
Trade receivables	755,909	608,529
Joint venture receivables	662,162	137,636
Unrealised gain on financial instruments (refer Note 21)	210,416	—

	1,628,487	746,165

Total accounts payable comprises the following categories:

	2006 $	2005 $
Trade payables	841,394	574,107
Joint venture payables	2,998,342	1,367,499
Unrealised loss on financial instruments (refer Note 21)	75,781	—

	3,915,517	1,941,606

NOTE 11 - INVENTORY

Total inventory comprises the following categories:

	2006 $	2005 $
Product inventory	—	5,010
Share of joint venture inventory	475,280	469,767

	475,280	474,777

During the year the Company has written off $100,000 (2005: nil) to recognize inventory at its net realizable value.

NOTE 12 - INVESTMENTS

The Company owns 1,495,660 shares (2005: 180,200) (approximately 0.4% of issued shares) in Rift Oil PLC, a company listed on the AIM stock exchange. As at December 31, 2006 and in accordance with CICA 3855, the shares are recorded at the market value of $136,528 - an increase of $52,916 since December 31, 2005.

NOTE 13 - RELATED PARTY TRANSACTIONS

Directors received a total remuneration of $124,000 during 2006 (2005: $57,721; 2004:$58,954).

The Company paid a company that employs a Director, $1,500 during 2006 (2005:18,000; 2004: $18,000) for financial services provided during the period prior to the resignation of the Director.

During 2006, the Company paid a law firm in which a former Director is a Partner, $42,538 (2005: $66,470; 2004: $81,771) for legal services (2005 and 2004: legal and directorial services).

During 2006, the Company also paid a Director $54,923 for consultancy services.

During 2005, the Company incurred $890,077 (2004: $223,373) in remuneration to the former Chief Executive Officer of the Company which included $580,727 in settlement of contractual obligations, including the fair value of share options agreement modifications approved as a part of the settlement. During 2006, the Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The Company paid the former Chief Executive Officer and Director $95,695 for consultancy services provided during the period subsequent to the CEO’s resignation on 30 December 2005.

During 2005, $98,107 (2004: $128,474) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004: Commercial Manager).

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. Austral’s former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective January 29, 2005, followed by her resignation as an officer of the Company effective 31 January, 2005. A subsidiary of the Company owns 1,495,660 shares, approximately 0.4% of issued shares (2005: 180,200 shares, approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $87,189 (2005: $5,110; 2004: Nil) in respect to consultancy services provided by Rift.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2007 fiscal year are $27,098,376.

The Company’s commitments under license obligations and other agreements are summarized as follows:

	PAYMENTS DUE BY PERIOD (US$)
CONTRACTUAL AND OTHER OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Operating leases	637,054	132,118	248,961	236,849	19,126
Debt Facility(1)	15,738,000	6,550,000	9,188,000	—	—
Joint venture commitments(2)	19,369,150	19,369,150	—	—	—
Other obligations(3)	3,377,768	1,047,103	1,629,940	598,434	102,286
Total contractual or other obligations	39,121,972	27,098,376	11,066,901	835,283	121,412

(1)	Refer Note 20

(2)	The Joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(3)	Other Obligations is in respect to prepaid gas revenue.

The Company’s share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include: farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

a)   Potential Legal Proceedings

A third party has claimed entitlement to purchase part of certain Company properties. The Company considers the claim to be without merit. No proceedings have been issued, and any proceedings would be vigorously defended. Accordingly the Company has made no provision for this claim at 31 December 2006.

b)   Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c)   Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d)   Foreign Exchange and Interest Rate Risks

The Company does not currently hedge its exposure to currency or interest rate changes which may have an adverse impact on the operations of the Company.

NOTE 15 - STOCKHOLDERS EQUITY

a)   Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

ISSUED AND FULLY PAID:	NUMBER OF SHARES	AMOUNT $
Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	22,666,453	43,499,296
Issued during 2006	5,097,834	6,546,231

Balance at December 31, 2006	27,764,287	50,045,527

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of $5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitled the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of $408,083. During 2005 a total of 354,315 warrants were exercised and the remaining 15,500 expired unexercised.

During 2004 the special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

During 2004 two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry January 5, 2005). During 2005 the final 227,273 warrants were exercised.

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company had the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company was greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. All warrants expired unexercised in October 2006.

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

During 2006 the Company issued 5,007,000 common shares for proceeds of $6,509,100. Private placement expenses of $89,096 were deducted from common stock.

For the period ending 31 December, 2006 the Company received $113,543 from the exercise of 90,834 share options and transferred $12,684 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

b)   Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. Under the stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. As at 31 December 2006, no options have been issued under the new stock option plan.

The following stock options were outstanding at December 31, 2006:

NUMBER OF SHARES	TYPE OF OPTION	DATE FULLY VESTED	NUMBER VESTED DECEMBER 31, 2006	EXERCISE PRICE PER SHARE	EXPIRY DATE
750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
12,500	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
33,334	Vesting	July 25, 2006	33,334	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	—	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	—	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	68,000	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	—	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	—	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	—	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	—	$2.50	January 31, 2011
3,334	Vesting	February 2, 2007	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	—	$1.90	February 2, 2011

1,622,500			893,834

The weighted average exercise price for options outstanding at December 31, 2006 is $1.62 (December 31, 2005: $1.46). During 2006, 90,834 options were exercised at an average exercise price of $1.25. (2005: 100,000 - average price $1.25).

The weighted average exercise price for options fully vested at December 31, 2006 is $1.31 (December 31, 2005: $1.13).

A summary of stock option activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF OPTIONS	EXERCISE PRICE PER OPTION
Outstanding at December 31, 2004	1,175,000	$1.00 - $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25

Outstanding at December 31, 2005	1,475,000	$1.00 - $4.75
Granted in 2006: vesting	1,280,000	$1.20 - $2.50
Cancelled in 2006: vesting	(900,000)	$1.00 - $1.10
Exercised in 2006: vesting (converted)	(90,834)	$1.25
Expired and forfeited in 2006: vesting	(141,666)	$1.25 - $4.75

Outstanding at December 31, 2006	1,622,500	$1.20 - $2.75

c)   Stock Based Compensation

Stock option compensation expense of $533,935 has been recognized for 2006 (2005: $673,711 expense and 2004: $11,450 recovery) (refer Note 27). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected price volatility	73.60% - 76.40%	30.40% - 83.80%
Risk-free interest rate	3.86%	3.43% - 3.87%
Expected life of option	2 year to 5 years	3 Years

The weighted average fair value of the options granted in 2006 was $0.92 (2005: $1.32)

d)   Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2006:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATE
2,500,000	$2.11	December 21, 2008

A summary of share purchase warrant activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF WARRANTS	EXERCISE PRICE PER WARRANT
Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85 - 2.10
Exercised in 2005	(264,820)	NZ$1.85	(1)
Exercised in 2005	(354,315)	NZ$2.10	(1)
Exercised in 2005	(227,273)	$1.15
Granted in 2005	2,000,000	$3.50
Cancelled in 2005	(15,500)	NZ$2.10	(1)

Outstanding at December 31, 2005	2,000,000	$3.50
Cancelled in 2006	(2,000,000)	$3.50
Granted in 2006	2,500,000	$2.11	(2)

Outstanding at December 31, 2006	2,500,000	$2.11

(1)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

(2)	Under the terms of the Facility Agreement proceeds from the exercise of the warrants is to be applied firstly in extinguishment of any balance outstanding under the Junior Tranche at the time of exercise (refer Note 20).

As part of the term facility (Refer note 20) 2,500,000 share purchase warrants were issued with an exercise price of $2.11. The fair value of these warrants was estimated at $1,676,000. This value, offset by the portion of debt raising expenses related to this, of $135,238, has been accounted for in the share purchase warrants reserve account.

Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

Refer to Note 20 for assumptions in determining fair value of warrants applied.

NOTE 16 - LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the period ending:

	FOR THE YEARS ENDED DECEMBER 31
	2006	2005 (RESTATED)(1)	2004 (RESTATED)(1)
Numerator, net loss for the year	$(13,406,828)	$(5,767,933)	$(4,628,056)

Denominator:
Weighted-average number of shares - basic	23,327,042	19,489,336	13,627,617
Basic loss per share	$(0.57)	$(0.30)	$(0.34)

Denominator:
Weighted-average number of shares - diluted	23,327,042	19,489,336	13,627,617
Diluted loss per share	$(0.57)	$(0.30)	$(0.34)

(1)	As restated (refer Note 27)

Due to net losses incurred during 2006, 2005 and 2004 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive. There were a total of 893,834 vested options outstanding at December 31, 2006. If exercised, these have the potential to dilute earnings of future periods.

NOTE 17 - ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. In addition, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005. As at December 31, 2005, all warrants had been exercised.

NOTE 18 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 34.12% (2005: 37.12%; 2004: 37.12%) and the provision for income taxes is as follows:

FOR THE YEARS ENDED	2006	2005 (RESTATED)(1)	2004 (RESTATED)(1)
Net loss for the year before tax	(13,406,828)	(5,767,933)	(4,628,056)

Benefit of tax at statutory rate	(4,574,410)	(2,141,057)	(1,717,934)
Foreign tax rate differential	132,705	166,205	90,692
Non-deductible stock based compensation expenditure/(recovery)	185,643	250,655	(4,176)
Other	120,032	47,592	5,194
Increase in valuation allowance	4,136,030	1,676,605	1,626,224

Income Tax Provision	—	—	—

(1)	As restated (Notes 4 and 27)

In Canada the Company has net operating losses of approximately $5.26 million available for future reduction from taxable income derived in Canada, which expire as follows:

NET OPERATING LOSS
2007	$245,658
2008	$331,924
2009	$347,617
2010	$605,451
2014	$951,770
2015	$1,196,579
2016	$1,577,464

$5,256,463

In addition, in Canada, at December 31, 2006, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $13.23 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for an indefinite period, provided that the company maintains a 49% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

The components of the net future income tax asset at December 31, 2006 are summarized below:

	2006	2005 (RESTATED)(1)
Future income tax assets:
Net operating loss carryforwards	$6,199,748	$6,279,599
Property and equipment	$1,896,532	$(1,847,464)
Resource tax pool	$503,038	$519,353
Foreign exchange	$673,409	$293,706
Share issuance costs	$171,805	$224,036
Asset retirement obligation	$351,634	$111,235

Total gross future income tax asset	$9,796,166	$5,580,465
Less: Valuation allowance	$(9,796,166)	$(5,580,465)

Net future income tax asset	$0	$0

(1)	As restated (Notes 4 and 27)

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realize the future tax assets based on actual and forecasted operating results.

NOTE 19 - PREPAID GAS AGREEMENT

The Company is a party to two prepaid gas agreements, each with differing terms and obligations:

(a)	On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736. This property has nil carrying value as at December 31, 2006.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2006, the Company had delivered gas worth NZ$157,565.

(b)	On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,700,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,700,000) of gas to the issuer, under the Kahili Gas Sales Agreement and, when negotiated, the Cheal Gas Sales Agreement. Under the terms of the gas prepayment agreement the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas fields, at the gas price determined within the Kahili Gas Sales Agreement. An amount of $324,300 has been included within the balance outstanding representing the amount by which the pricing formula under the prepaid gas agreement for Cheal gas is below that which would be expected to be achieved from an open market price.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint venture PMP 38156 and its 25% interest in the Kahili joint venture PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at December 31, 2006, Arrowhead Energy Ltd had delivered gas worth NZ$11,204.

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The portion of the prepayments that are estimated to be satisfied by delivery of gas within the next twelve months have been classified as a current liability.

NOTE 20 - LONG TERM DEBT

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd and the first drawdown of $15,738,000 was made on December 22, 2006. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility is structured into three tranches:

(i)	$18,000,000 ‘Senior tranche’. The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%). At December 31, 2006 a total drawdown of $10,738,000 had been made from the Senior tranche. Total drawdowns under the Senior tranche are restricted to $13,000,000 until the finalization of certain project contracts and other conditions.

(ii)	$5,000,000 ‘Junior tranche’. The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%).

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%)

The term of the facility is 4 years with principal repayments anticipated as follows:

	SENIOR TRANCHE	JUNIOR TRANCHE
2007	$6,550,000	—
2008	$7,400,000	—
2009	$4,050,000	$1,000,000
2010	—	$4,000,000

	$18,000,000	$5,000,000

The Company has established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000. Upon the Senior Tranche maturity date the balance in the account can be reduced to $1,500,000 with the $1,500,000 released being applied as a principal prepayment of the Junior Tranche. The remaining $1,500,000 will be applied in repayment of the Junior Tranche on the Junior Tranche maturity date.

The Guarantee Tranche matures on the earlier of the day on which the exposure under the Arrowhead Energy Ltd Prepaid Gas Agreements (refer Note19(b)) reduces to nil or the day on which the project loan facility is repaid.

As part of the term facility, 2,500,000 share purchase warrants were issued to the lender. The warrants have a life of 2 years from December 21, 2006 and an exercise price of $2.11. The fair value of the warrants was estimated at $1,676,000 and this is included within the non-current long term debt balance in the Consolidated Balance Sheets.

Costs of $1,279,731 were incurred in relation to the financing. Of this amount, $135,238 was attributed to the equity related portion of the funding, $12,271 amortized in the current year, and the remainder of $1,132,222 included within the current and non-current long term debt balance in the Consolidated Balance Sheets.

A summary of the accounting treatment of the debt raising is as follows:

	CURRENT	NON-CURRENT	TOTAL
Balance outstanding	$6,550,000	$9,188,000	$15,738,000
Fair value of warrants	—	$(1,676,000)	$(1,676,000)
Prepaid expenses	$(283,056)	$(849,166)	$(1,132,222)

Reported balance	$6,266,944	$6,662,834	$12,929,778

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Full details of this are included in Note 21.

As at December 31, 2006 security for the facility has been given over all present and after-acquired property of the Group. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

Throughout the term of the project loan facility the Company must continue to meet certain covenants. As at December 31, 2006 the Company was in compliance with all covenants.

NOTE 21 - FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt (refer Note 20). As the put options and forward sales contracts hedge commodity price against the Brent Crude Futures Contract the Company has assessed the long term effectiveness of the forward sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence the $455,685 net reduction in the fair value of the derivative instruments has been recognised in the Statements of Operations and Deficit in the current period. The current portion of the change in fair value has been included within Accounts Receivable/Payable (refer Note 10).

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31, 2006 were as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$ PER BBL	FAIR VALUE AT DECEMBER 31, 2006
Crude oil put options	72,000	April 2007 - June 2007	64.00	210,416 gain
Crude oil forward sales	417,600	July 2007 - December 2010	65.10	(666,101) loss

The loss is categorized by current $75,781 and non-current $590,320.

NOTE 22 - CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry January 5, 2005). As at December 31, 2005 all warrants issued on conversion of the convertible notes had been exercised. Interest of $26,833 was paid on conversion.

NOTE 23 - SEGMENT INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2006	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY
Production Income:
Revenue	—	911,931	—	—	911,931
Royalty expenses	—	(40,899)	—	—	(40,899)

Net revenue	—	871,032	—	—	871,032
Interest income	980	436,299	—	—	437,279
Joint venture recoveries	—	1,043,666	—	—	1,043,666
Foreign exchange gain/(loss)	(2,071)	(1,822,823)	(81,321)	(67,436)	(1,973,650)
Unrealised gain on derivatives	—	(455,685)	—	—	(455,685)
Administrative expenses	(1,376,233)	(1,871,392)	(59,000)	(839,242)	(4,145,868)
Interest and accretion expense	—	(72,229)	—	(188)	(72,417)
Amortization expense	—	(92,874)	—	(13,677)	(106,551)
Production expenses	—	(485,447)	—	—	(485,447)
Depletion	—	(347,206)	—	—	(347,206)
Write-off of oil and gas properties	—	(5,232,887)	—	(2,939,094)	(8,171,981)

Net loss	(1,377,324)	(8,029,546)	(140,321)	(3,859,637)	(13,406,828)

Property and equipment	—	20,853,539	—	—	20,853,539
Current assets	1,602	12,552,132	—	195,548	12,749,282
Non-current assets	—	2,155,497	—	235,353	2,390,850

Total assets	1,602	35,561,168	—	430,901	35,993,671

Specific Items:
Purchase of property and equipment	—	259,902	—	—	259,902

2005 (RESTATED - REFER NOTES 4 AND 27)	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY
Production Income:
Revenue	—	1,779,454	—	—	1,779,454
Royalty expenses	—	(74,930)	—	—	(74,930)

Net revenue	—	1,704,524	—	—	1,704,524
Interest income	6,113	450,077	—	4,221	460,411
Joint venture recoveries	—	1,093,417	—	—	1,093,417
Miscellaneous revenue	—	83,612	—	—	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,634,343)
Interest and accretion expense	—	(18,359)	—	—	(18,359)
Amortization expense	—	(49,056)	—	(1,978)	(51,034)
Production expenses	—	(848,174)	—	—	(848,174)
Depletion	—	(61,979)	—	—	(61,979)
Write-off of oil and gas properties	—	(3,610,036)	(12,745)	(80,993)	(3,703,774)

Net loss	(1,720,837)	(3,646,158)	(94,471)	(306,467)	(5,767,933)

Property and equipment	—	3,481,259	—	32,276	3,513,535
Current assets	198,900	16,523,225	2,041	54,592	16,778,758
Non-current assets	—	83,612	—	—	83,612

Total assets	198,900	20,088,096	2,041	86,868	20,375,905

Specific Items:
Purchase of property and equipment	—	397,947	—	32,276	430,223

2004 (RESTATED - REFER NOTES 4 AND 27)	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY
Production Income:
Revenue	—	212,458	—	—	212,458
Royalty expenses	—	(15,040)	—	—	(15,040)

Net revenue	—	197,418	—	—	197,418
Interest income	18,303	307,709	—	—	326,012
Joint venture recoveries	—	930,673	—	—	930,673
Foreign exchange gain	—	197,858	—	—	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	—	—	—	(28,698)
Amortization expense	—	(32,402)	—	—	(32,402)
Production expenses	—	(67,543)	—	—	(67,543)
Depletion	—	(84,864)	—	—	(84,864)
Write-off of oil and gas properties	—	(4,037,171)	(109,642)	(51,007)	(4,197,820)

Net loss	(552,767)	(3,884,336)	(124,527)	(66,426)	(4,628,056)

Property and equipment	—	780,202	—	—	780,202
Current assets	315,923	11,837,162	1,984	78,969	12,234,038

Total assets	315,923	12,617,364	1,984	78,969	13,014,240

Specific Items:
Purchase of property and equipment	—	162,894	—	—	162,894

NOTE 24 - SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $875,247 (2005: $1,769,421, 2004: $154,906) to Swift Energy (NZ) Limited during the year.

During 2006 the Company made no gas deliveries (2005: Nil) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 19).

NOTE 25 - SUBSEQUENT EVENTS

The following events have occurred since December 31, 2006.

(a)	In February 2007 the Ratanui exploration well was plugged and abandoned.

(b)	On 1 March 2007 the former Chief Executive officer of the Company David Bennett exercised 200,000 stock options at an exercise price of $1.20.

NOTE 26 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)   Stockholders’ Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognized using a fair value based approach. For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted.

For the year ended 31 December 2004, the company elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognized in the financial statements using a fair value based approach. NZIFRS 1 First Time Adoption encourages a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002. As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

b)   Financial Instruments

The Company has adopted CICA 3855 Financial Instruments - Recognition and Measurement effective 1 January 2006. CICA 3855 requires all financial instruments, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortised cost.

For the purposes of NZ GAAP, there is no requirement to record the fair value of financial instruments. The Company has elected to adopt NZ IAS 39 Financial Instruments: Recognition and Measurement from 1 January 2006 consistent with the adoption of the fair value method under Canadian GAAP. The adoption of NZ IAS 39 eliminates a reconciling difference between NZ and Canadian GAAP relating to the recognition and measurement of financial instruments.

c)   Cash Flows from Operating Activities

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

FOR THE YEARS ENDED DECEMBER 31	2006	2005	2004
Operating Activities
Cash inflows
Oil and gas proceeds	441,369	1,795,714	279,210
Interest received	437,279	480,155	326,012
Joint venture recoveries	1,043,666	1,093,417	930,673
Cash outflows
Payments to suppliers and employees	(3,299,879)	(4,313,589)	(1,626,430)
Net GST payments	(51,813)	11,691	25,470

Net cash outflows for operating activities	(1,429,378)	(932,612)	(65,065)

d)   Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2006 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2006%	2005%
New Zealand
PMP 38153[1,3]	85.00	45.00
PMP 38156 Shallow[2,3]	69.50	0.00
PMP 38156 Deep[2]	25.10	0.00
PEP 38256 - Exploration[4]	0.00	46.16
PEP 38258 - Exploration[10]	75.00	75.00
PEP 38492 - Exploration[5]	0.00	100.00
PEP 38736 - Exploration[6]	0.00	45.00
PEP 38738-01 - Exploration[3]	69.50	36.50
PEP 38738-02 - Exploration	25.10	25.10
PEP 38741 - Exploration[1]	55.00	30.00
PEP 38744- Exploration[1,8]	0.00	0.00
PEP 38745- Exploration[1]	16.67	0.00
PEP 38746 - Exploration[1]	83.33	66.67
PEP 38748 - Exploration[1]	66.66	33.33
PEP 38753 - Exploration[5]	0.00	60.00
PEP 38765 - Exploration[1]	61.67	36.67
PEP 38766 - Exploration[1,10]	66.66	33.33
Papua New Guinea
PPL 235 - Exploration	35.00	35.00
PPL 261 - Exploration[7]	50.00	0.00
PRL 4 - Retention[9]	28.92	13.41
PRL 5 - Retention[9]	10.712	7.50

The financial statements of all joint ventures are un-audited.

(1)	Due to an assignment of interest by one party, the Company increased/obtained its percentage interest, effective March 2006.

(2)	A new permit was granted to the Company effective July 2006.

(3)	Due to the acquisition of Arrowhead Energy Ltd in December 2006, the Company increased its percentage interest effective from December 2006.

(4)	The Company withdrew its interest in the permit, effective August 2006.

(5)	The Company surrendered its interest, effective August 2006.

(6)	The Company surrendered its interest, effective September 2006.

(7)	A new permit was granted to the Company, effective November 2006.

(8)	The Company withdrew from the permit, effective August 2006. At balance date, the withdrawal remains subject to finalization of documentation.

(9)	Numerous small events led to an overall increase in the Company’s percentage interest during 2006.

(10)	The Company surrendered its interest, effective February 2007.

The contribution made by joint ventures to the consolidated results was to increase revenues by $911,831 (2005: $1,779,454); and expenses by $8,308,849 (2005: $1,288,345). The total value of consolidated joint venture assets is $4,568,104 and liabilities $2,998,342.

e)   Disclosure of Parent Company Accounts

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows:

Parent Company Accounts - Statement of Financial Position

(Expressed in United States Dollars)

AS AT DECEMBER 31	2006 $	2005 $ (RESTATED)(1)
Assets
Current
Cash and cash equivalents	—	196,316
Accounts receivable	1,602	2,584
Prepaid expenses and deposits	—	—

	1,602	198,900
Investment in/Advance to subsidiaries	12,311,428	16,840,974

Total Assets	12,313,030	17,039,874

Liabilities
Accounts payable and accrued liabilities	270,186	198,446

Total Liabilities	270,186	198,446
Stockholders’ Equity
Common stock without par value (Note 15); unlimited number of shares authorized; Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve	1,540,762
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,042,844	16,841,428

Total Liabilities and Stockholders’ Equity	12,313,030	17,039,874

Parent Company Accounts - Statement of Financial Performance

(Expressed in United States Dollars)

FOR THE YEARS ENDED DECEMBER 31	2006 $	2005 $ (RESTATED)(1)
Expenses
General and administrative	834,217	1,042,445
Foreign exchange movement	29,495	274,302
Adjustment to investment in subsidiaries	12,010,161	3,783,588
Stock option compensation expense	533,935	673,711
Total Expenses	13,407,808	5,774,046
Other Income
Interest income	980	6,113
Net loss for the year	(13,406,828)	(5,767,933)
Deficit, beginning of year	(27,681,835)	(21,913,902)
Deficit, end of year	(41,088,663)	(27,681,835)
Basic loss per share	(0.57)	(0.30)
Diluted loss per share	(0.57)	(0.30)

Parent Company Accounts - Statement of Cash Flows

(Expressed in United States Dollars)

FOR THE YEARS ENDED DECEMBER 31	2006 $	2005 $
Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	980	6,113
Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(790,990)	(1,245,971)
Advances to subsidiaries	(5,952,537)	(9,688,458)
Net Cash from/(used in) Financing Activities
Proceeds from issue of shares	6,546,231	10,815,968

Total movement in cash balances	(196,316)	(112,348)

Cash balances at beginning of year	196,316	308,664

Cash balances	—	196,316

Under New Zealand Financial Reporting Standards, the Company is required to disclose audit fees of $261,797 for 2006 (2005: $259,972).

(f)   Adoption of International Financial Reporting Standards

The Financial Statements are prepared in accordance with Canadian GAAP with a reconciliation of differences to NZ GAAP provided in Note 26.

In December 2002 the New Zealand Accounting Standards Review Board announced that New Zealand International Financial Reporting Standards (“NZ IFRS”) will apply to all New Zealand reporting entities for the periods commencing on or after 1 January 2007.

The Canadian Institute of Chartered Accountants has announced that it will be adopting the equivalent to IFRS, which is expected to occur in 2011. The Canadian Accounting Standards Board (AcSB) intends to announce the exact changeover date by 31 March 2008. As these financial statements are prepared in accordance with Canadian GAAP, the Company has not yet commenced a project to assess the key differences in accounting policies between Canadian IFRS, existing NZ GAAP and NZ IFRS. As the Company has not yet completed an analysis of the differences between existing NZ GAAP and NZ IFRS, it is unable to reliably estimate the key differences in accounting policies or quantify the impacts to the financial statements that are expected to arise on transition to NZ IFRS, in respect to the Canadian GAAP to NZ GAAP reconciliation.

NOTE 27 - RESTATEMENT OF FINANCIAL STATEMENTS

In the course of preparing the Canadian to United States Generally Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for the stock compensation expense included within the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Changes in Stockholders’ Equity. It was determined that the stock options cancelled and replaced with a single grant in February 2006, as disclosed in Note 15(b), is an adjustable subsequent event. Accordingly, the December 2005 financial statements were restated to account for this. The restatement resulted in an increase in stock compensation expense of $397,125 and an increase in the reported loss for the year to $2,805,684 before restatement under Note 3.

Corporate Information

DIRECTORS	SUBSIDIARIES

David Newman, CA	Source Rock Holdings Limited
Chairman	Austral Pacific Energy (NZ) Limited
Paraparaumu, New Zealand	Kanuka Energy Limited
Millennium Oil & Gas Limited
Ron Bertuzzi, B.A. Econ.	Rata Energy Limited
Vancouver, B.C., Canada	Totara Energy Limited
Arrowhead Energy Limited
Doug Ellenor, Ph.D.	Austral Pacific Energy (PNG) Limited
Surrey, B.C., Canada	Indo-Pacific Energy Australia Pty Limited
Odyssey International Pty Limited
Peter Hill, Ph.D.	Trans-Orient Petroleum (Aust) Pty Limited
Boston, MA, USA	ZOCA 96-16 Pty Limited

Rick Webber, B.Sc, M.Sc (Hons), PMD (Harv)	SHARE LISTINGS
Wellington, New Zealand
TSX-V (Trading symbol: APX)
MANAGEMENT	NZSX (Trading symbol: APX)
AMEX (Trading symbol: AEN)
Rick Webber, B.Sc, M.Sc (Hons), PMD (Harv)
Chief Executive Officer	BANKER

ASB Bank
Bruce McGregor, CA	Wellington, New Zealand
Chief Financial Officer*
*resigned Feb 23, 2007	LEGAL COUNSEL

Joe Johnston, B.Sc (Hons), MEng	Lang Michener LLP
Petroleum Engineering Manager	Vancouver, B.C., Canada

Carey Mills M.Sc (Hons)	Simpson Grierson
Exploration Manager	Wellington, New Zealand

Jeanette Watson, B.Sc, LLB	Minter Ellison
Company Secretary	Adelaide, SA, Australia

Warren Player, B.Sc, Dip (Eng Geol)	Posman Kua Aisi
Manager, JV & Government Relations	Port Moresby, PNG

CORPORATE OFFICES	AUDITORS

Level 3, 40 Johnston Street	KPMG
P O Box 5337, Lambton Quay	Wellington, New Zealand
Wellington 6145, New Zealand
mail@austral-pacific.com	REGISTRARS AND TRANSFER AGENTS

Pacific Corporate Trust Company
Vancouver, B.C., Canada

Computershare Investor Services Limited
Auckland, New Zealand

AUSTRAL PACIFIC

www.austral-pacific.com

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